EXHIBIT 4

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 12/12/25, the date of the event which required filing of this Schedule 13D/A. Unless otherwise indicated below, all trades were effected in the open market.

Trade Date	Buy/Sell	Shares	Price
11/28/2025	Sell	276**	0
12/12/2025	Buy	257,402	6.29

**Pro-rata distribution in-kind for no consideration.